Fenwick & West LLP 555 California Street 12th Floor San Francisco, CA 94104

June 26, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Stoke Therapeutics, Inc.

Draft Registration Statement on Form S-3

Submitted June 26, 2024

CIK No. 0001323526

Ladies and Gentlemen:

We are submitting this letter on behalf of Stoke Therapeutics, Inc. (the “Company”), concurrently with the submission of a draft Registration Statement on Form S-3 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review. The Registration Statement submitted herewith relates to (i) the Company’s shelf registration statement for the sale of the Company’s securities in one or more offerings and (ii) the Company’s proposed offering of shares of its common stock through at-the-market offerings.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two business days prior to the requested effective time and date of the Registration Statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2420, or in my absence, Robert Freedman at (206) 389-4524.

Best regards,

/s/ Julia Forbess
Julia Forbess
Partner

FENWICK & WEST LLP